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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: February, 2016	Commission File Number: 1-12384

SUNCOR ENERGY INC.
(Name of registrant)

150 – 6th Avenue S.W.
P.O. Box 2844
Calgary, Alberta
Canada, T2P 3E3

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :

This Form 6-K is furnished pursuant to the requirements of the Securities Exchange Act of 1934 and neither it nor any exhibit hereto shall be incorporated by reference in any registration statement, report or other document filed by the registrant with the Commission.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNCOR ENERGY INC.
Date: February 25, 2016	By:	"Shawn Poirier" Shawn Poirier Assistant Corporate Secretary

 EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Suncor Energy Inc. 2015 Annual Report to Shareholders for the period ended December 31, 2015
99.2	Form NI 51-101F4

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SIGNATURES
EXHIBIT INDEX